Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES STANDARD & POOR’S MAALOT
CHANGES RATING OF COMPANY NOTES

Tel Aviv, Israel, March 2, 2009, Elbit Imaging Ltd. (“Company”) (TASE, NASDAQ: EMITF) announced today that Standard & Poor’s Maalot has informed the Company that following the placement of the Company’s Series A through Series F Notes (the “Notes”), which are traded on the Tel Aviv Stock Exchange, on “Credit Watch Negative” status, it has changed the rating of the Notes from “ilA+/Negative” to “ilA/Stable”and has removed the Notes from “Credit Watch Negative” status.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI’s activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women’s fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

The credit ratings of our notes are subject to change from time to time as a result of economic conditions, as well as certain other risk factors relating to the EI which are detailed from time to time in EI’s filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations
(972-3) 608-6000	Tel:+972-3-516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il
Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000 Fax: +972-3-608-6054